

Mail Stop 4561

December 21, 2017

Paul Kwon
Chief Financial Officer
PSI International, Inc.
11200 Waples Mill Road
Suite 200
Fairfax, VA 22033

> **Re:** **PSI International, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 7, 2017**
> **File No. 024-10740**

Dear Mr. Kwon:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose that you have submitted an application to list your common stock on the Nasdaq Capital Market, and that if your listing application is denied, you will give each investor the opportunity to rescind or reaffirm their investment. Please prominently disclose any material requirements for initial listing that you do not currently meet, and disclose how and when you anticipate satisfying them. We note in this regard your summary of the listing requirements on page 27.

2.   You disclose that the subscription amounts will be deposited into a segregated bank account of the company's established for this offering, referred to as the "Investors Account," instead of into an escrow or similar account. You state further that in the event that your Nasdaq Capital Market listing application is denied, investors who elect to

rescind their investments "will have their funds promptly refunded without interest thereon or deduction" from the Investors Account. To the extent you continue to elect to place the proceeds in a company bank account instead of an escrow account pending the listing determination, please provide risk factor disclosure regarding the following possibilities that could render funds unavailable for return to rescinding investors:

- The proceeds held in the Investment Account could be subject to claims by your creditors; and

- The proceeds held in the Investment Account could be used by the company, notwithstanding your current intent to return funds to rescinding investors if your listing application is denied. In this regard, we note that the subscription agreement does not provide investors with contractual rescission rights.

3.   Further, to the extent you continue to elect to place the proceeds in a company bank account pending the listing determination, please also provide us with your analysis as to whether an investor's decision whether to rescind their purchase of your common stock would constitute a distinct offer and sale requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption therefrom, and if so, what your plans are for compliance.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3483 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Philip Magri